               Exhibit 12.01
OKLAHOMA GAS AND ELECTRIC COMPANY
RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
(In thousands)	2005	2006	2007	2008	2009

Earnings:
Pre-tax income	$182,280	$234,093	$234,862	$195,410	$290,390

Add Fixed Charges	52,380	66,974	61,064	85,151	103,953

Subtotal	234,660	301,067	295,926	280,561	394,343

Subtract:
Allowance for borrowed funds used during construction	2,233	4,487	3,989	3,950	8,284

Total Earnings	232,427	296,580	291,937	276,611	386,059

Fixed Charges:
Interest on long-term debt	42,118	50,301	50,860	67,274	96,464
Interest on short-term debt and other interest charges	7,314	14,300	8,047	15,774	5,434
Calculated interest on leased property	2,948	2,373	2,157	2,103	2,055

Total Fixed Charges	$52,380	$66,974	$61,064	$85,151	$103,953

Ratio of Earnings to Fixed Charges	4.44	4.43	4.78	3.25	3.71